UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 31 May 2018
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
Reg. No. 1968/004880/06)
Incorporated in the Republic of South Africa)
Share Code: GFI
ISIN Code: ZAE000018123
DEALING IN SECURITIES BY DIRECTORS OF MAJOR SUBSIDIARIES
In compliance with paragraphs 3.63 - 3.74 of the Listings
Requirements of JSE Limited, shareholders are advised that Gold
Fields Limited has awarded on 25 May 2018 (“the Award Date”),
Award effective 1 March 2018, Conditional Performance Shares to directors of major subsidiaries of Gold Fields in terms of the
Gold Fields Limited 2012 Share Plan (as amended) as set out
below.
Performance Shares (PS) are conditionally awarded, based on a share price of R46.2814 being the 3 day VWAP of 26, 27, 28 February 2018.
The number of PS which may settle to a participant on vesting date
i.e. three years from effective date of the award, will be
determined by the company achieving pre-determined performance conditions as follows:
Relative Total Shareholder Return (TSR) - measured against the performance of ten other major gold mining companies based on the
Gold Fields share price compared to the basket of respective US dollar share prices of the peer group,
Absolute Total Shareholder Return (TSR) - Gold Fields share price measured at the start and the end of the performance period.
Free Cash Flow Margin (FCFM) – achievement of pre-determined FCFM target. The number of shares to be settled will range from 0% to
200% of the initial conditional award.
Name
CW Du Toit
Position Director of a Major
Subsidiaries: Gold Fields
Australia (Pty) Ltd, GSM
Holding Company Limited
No of PS awarded and accepted 22,404
Award Acceptance Date 29 May 2018
Class of underlying security to
which rights attach
Ordinary shares
Nature of transaction Off market acceptance of
Performance Shares awarded
Vesting Period Performance Shares vest on
third anniversary of effective
Award date
Nature of interest Direct and Beneficial
Name
P WOODHOUSE
Position Director of a Major
Subsidiaries: Gold Fields
Australia (Pty) Ltd, GSM

Holding Company Limited
No of PS awarded and accepted 28,063
Award Acceptance Date 29 May 2018
Class of underlying security to
which rights attach
Ordinary shares
Nature of transaction Off market acceptance of
Performance Shares awarded
Vesting Period Performance Shares vest on
third anniversary of effective
Award date
Nature of interest Direct and Beneficial
In accordance with section 3.66 of the Listings Requirements, the necessary clearance was obtained.

31 May 2018
Sponsor:
JP Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 31 May 2018
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer